UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

The Chefs’ Warehouse, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

163086 10 1

(CUSIP Number)

CHRISTOPHER S. KIPER

Legion Partners Asset Management, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,172,239
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,172,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,172,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.08%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		47,416
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

47,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Legion Partners Special Opportunities, L.P. VII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		151,327
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

151,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,370,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,370,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.78%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,370,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,370,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.78%
14	TYPE OF REPORTING PERSON

IA

1	NAME OF REPORTING PERSONS

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,370,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,370,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.78%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,370,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,370,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.78%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,370,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,370,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.78%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special VII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,172,239 Shares owned directly by Legion Partners I is approximately $15,763,086, including brokerage commissions.

The aggregate purchase price of the 47,416 Shares owned directly by Legion Partners II is approximately $595,787, including brokerage commissions.

The aggregate purchase price of the 151,327 Shares owned directly by Legion Partners Special VII is approximately $2,196,032, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 28,702,526 Shares outstanding as of May 7, 2018, which is the total number of Shares as reported in the Issuer’s quarterly filing of Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

A.	Legion Partners I

(a)	As of the close of business on June 27, 2018, Legion Partners I beneficially owned 1,172,239 Shares.

Percentage: Approximately 4.08%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,172,239
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,172,239

(c)	The transactions in the Shares by Legion Partners I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on June 27, 2018, Legion Partners II beneficially owned 47,416 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 47,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 47,416

(c)	The transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special VII

(a)	As of the close of business on June 27, 2018, Legion Partners Special VII beneficially owned 151,327 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 151,327
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 151,327

(c)	The transactions in the Shares by Legion Partners Special VII in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)	As the general partner of each of Legion Partners I, Legion Partners II, and Legion Partners Special VII, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,172,239 Shares owned by Legion Partners I, (ii) 47,416 Shares owned by Legion Partners II, and (iii) 151,327 Shares owned by Legion Partners Special VII.

Percentage: Approximately 4.78%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,370,982
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,370,982

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days.

E.	Legion Partners Asset Management

(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, and Legion Partners Special VII, may be deemed the beneficial owner of the (i) 1,172,239 Shares owned by Legion Partners I, (ii) 47,416 Shares owned by Legion Partners II, and (iii) 151,327 Shares owned by Legion Partners Special VII.

Percentage: Approximately 4.78%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,370,982
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,370,982

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days.

F.	Legion Partners Holdings

(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,172,239 Shares owned by Legion Partners I, (ii) 47,416 Shares owned by Legion Partners II, and (iii) 151,327 Shares owned by Legion Partners Special VII.

Percentage: Approximately 4.78%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,370,982
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,370,982

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days.

G.	Messrs. Kiper and White

(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,172,239 Shares owned by Legion Partners I, (ii) 47,416 Shares owned by Legion Partners II, and (iii) 151,327 Shares owned by Legion Partners Special VII.

Percentage: Approximately 4.78%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,370,982
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,370,982

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of June 25, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Legion Partners I has sold short in over the counter market American-style call options, referencing 243,200 Shares, which have an exercise price of $25.00 per Share and expire on October 19, 2018.

Legion Partners II has sold short in over the counter market American-style call options, referencing 9,800 Shares, which have an exercise price of $25.00 per Share and expire on October 19, 2018.

Legion Partners Special VII has sold short in over the counter market American-style call options, referencing 31,400 Shares, which have an exercise price of $25.00 per Share and expire on October 19, 2018.

On June 27, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 15, 2018, the Reporting Persons entered into the Cooperation Agreement with the Issuer and is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. VII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, and Raymond White dated June 27, 2018.

99.2	Cooperation Agreement by and among The Chefs’ Warehouse, Inc., Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. VII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, and Raymond White dated January 15, 2018 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018.)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2018

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. VII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC
Sole Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

LEGION PARTNERS ASSET MANAGEMENT, LLC

By	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares in the Last 60 Days

LEGION PARTNERS I

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

CHEF	CHEF Oct $25C	SELL SHORT	4/27/18		-28	$2.61	$29	($7,280)
CHEF	CHEF Oct $25C	SELL SHORT	5/4/18		-175	$2.84	$183	($49,496)
CHEF	CHEF Oct $25C	SELL SHORT	5/7/18		-86	$2.92	$90	($25,048)
CHEF	CHEF Oct $25C	SELL SHORT	5/9/18		-64	$2.91	$67	($18,562)
CHEF	CHEF	SELL	5/10/18	3,884		$28.98	$41	$112,500
CHEF	CHEF	SELL	5/10/18	9,298		$28.97	$285	$269,075
CHEF	CHEF	SELL	6/18/18	91,822		$28.95	$953	$2,657,239
CHEF	CHEF	SELL	6/19/18	86,913		$28.98	$902	$2,517,437
CHEF	CHEF	SELL	6/20/18	86		$28.90	$1	$2,485
CHEF	CHEF	SELL	6/20/18	6,042		$28.80	$189	$173,830
CHEF	CHEF	SELL	6/25/18	1,026		$28.90	$11	$29,641
CHEF	CHEF	SELL	6/25/18	21,337		$28.82	$648	$614,212
CHEF	CHEF	SELL	6/26/18	12,944		$28.82	$134	$372,933
CHEF	CHEF	SELL	6/26/18	18,484		$28.81	$561	$531,872
CHEF	CHEF	SELL	6/27/18	4,957		$28.75	$156	$142,369

LEGION PARTNERS II

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

CHEF	CHEF Oct $25C	SELL SHORT	4/27/18		-1	$2.61	$1	($260)
CHEF	CHEF Oct $25C	SELL SHORT	5/4/18		-7	$2.84	$7	($1,980)
CHEF	CHEF Oct $25C	SELL SHORT	5/7/18		-3	$2.92	$3	($874)
CHEF	CHEF Oct $25C	SELL SHORT	5/9/18		-3	$2.91	$3	($870)
CHEF	CHEF	SELL	5/10/18	157		$28.98	$2	$4,547
CHEF	CHEF	SELL	5/10/18	377		$28.97	$12	$10,910
CHEF	CHEF	SELL	6/18/18	3,714		$28.95	$39	$107,480
CHEF	CHEF	SELL	6/19/18	3,516		$28.98	$36	$101,841
CHEF	CHEF	SELL	6/20/18	3		$28.90	$0	$87
CHEF	CHEF	SELL	6/20/18	244		$28.80	$7	$7,020
CHEF	CHEF	SELL	6/25/18	42		$28.90	$0	$1,213
CHEF	CHEF	SELL	6/25/18	863		$28.82	$26	$24,843
CHEF	CHEF	SELL	6/26/18	524		$28.82	$5	$15,097
CHEF	CHEF	SELL	6/26/18	748		$28.81	$23	$21,523
CHEF	CHEF	SELL	6/27/18	200		$28.75	$6	$5,744

LEGION PARTNERS SPECIAL VII

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

CHEF	CHEF Oct $25C	SELL SHORT	4/27/18		-4	$2.61	$4	($1,040)
CHEF	CHEF Oct $25C	SELL SHORT	5/4/18		-23	$2.84	$24	($6,505)
CHEF	CHEF Oct $25C	SELL SHORT	5/7/18		-11	$2.92	$12	($3,204)
CHEF	CHEF Oct $25C	SELL SHORT	5/9/18		-8	$2.91	$8	($2,320)
CHEF	CHEF	SELL	5/10/18	1,200		$28.97	$37	$34,727
CHEF	CHEF	SELL	5/10/18	502		$28.98	$5	$14,540
CHEF	CHEF	SELL	6/18/18	11,853		$28.95	$123	$343,014
CHEF	CHEF	SELL	6/19/18	11,220		$28.98	$116	$324,988
CHEF	CHEF	SELL	6/20/18	11		$28.90	$0	$318
CHEF	CHEF	SELL	6/20/18	780		$28.80	$24	$22,442
CHEF	CHEF	SELL	6/25/18	132		$28.90	$1	$3,813
CHEF	CHEF	SELL	6/25/18	2,754		$28.82	$84	$79,277
CHEF	CHEF	SELL	6/26/18	1,671		$28.82	$17	$48,144
CHEF	CHEF	SELL	6/26/18	2,386		$28.81	$72	$68,656
CHEF	CHEF	SELL	6/27/18	640		$28.75	$19	18,382